FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 17, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59

Company Registry (NIRE): 35.300.326.237

Acquisition of Assets in Paraguay

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), pursuant to the provisions in Rule 358, issued by the Brazilian Securities and Exchange Commission (CVM) on January 3, 2002, and in Article 157, paragraph 4, of Law 6404 of December 15, 1976, hereby announces to its shareholders and the public in general that at a meeting held on December 11, 2013, its Board of Directors approved the Company’s acquisition of assets related to rural properties in Paraguay currently held directly or indirectly by Cresud S.A.C.Y.F. y A. (“Cresud”), Company’s controlling shareholder. The acquisition was unanimously approved by the independent members of the Company’s Board of Directors, the Board members appointed by the controlling shareholder have abstained from voting.

The transaction includes the acquisition of 50% equity interest in Cresca S.A. (“Cresca”), a company owning rural land located in Paraguay and the rights and obligations of Cresud resulting from the Contrato de Asesoramiento (Contract for Consulting Services for developing the properties) signed on September 3, 2008 between Cresud and Cresca. The price of the transaction was agreed in USD 18,500,000.

The transaction establishes an adjustment to the price in case of future sales of assets by Cresca. In the event of a potential sale of up to 24,000 hectares of undeveloped land, within 1 year, the Company shall pay to Cresud an amount equivalent to 25% of the sale price that exceeds US$ 350 per hectare.

About Cresca

Cresca was incorporated in 2008 in Paraguay by Agrotech S.A. (controlled by Cresud) together with Carlos Casado S.A. Its main activities are related to the development and agricultural operation of a 45,577 hectares farm located in the Department of Boquerón, in the western region of the Republic of Paraguay. Additionally, Cresca has exercised an option to acquire additionally 96,354 hectares adjacent to the original farm. As of the date of this Material Fact, Cresca has paid and signed the acquisition deed for 35,413 hectares of the option. The remaining hectares will be paid and fully transferred during 2014. The call option has an exercise price of USD 350 per hectare.

In addition to the economic benefits resulting from the acquisition of shares representing half of Cresca’s capital stock, the Company will also benefit from the amounts to be received as compensation for the provision of consulting services for developing the properties owned by Cresca.  These amounts represent a potentially regular revenue inflow into the Company and the opportunity for developing activities within its field of expertise in a foreign country.

Summary	USD

Acquisition of 50% stake from Cresud	18,500,000
Capital increase in Cresca to exercise option (1)	16,861,950
Total investment	35,361,950

(1) 50% x 96,354 x 350, to be finalized during 2014

After completing these transactions the Company will manage 141,931 hectares in Paraguay, of which approximately 70,000 hectare are arable. The average price obtained by dividing the total investment by 50% of the total hectares is approximately USD 500 per hectare. Currently, approximately 12,000 hectares of Cresca’s properties are under operation and the rest is yet to be developed.

The location, size and development level of the properties are a strong fit to BrasilAgro’s business model of developing land in the frontier regions and significantly improve our land bank. Paraguay is the 3rd largest agricultural producer in South America and has become a natural expansion region for Brazilian farmers.

Additionally, the aforementioned transactions are the beginning of the international expansion of the Company that could enhance our portfolio diversification, mitigating not only weather, but also logistics and regulatory risks.

São Paulo, December 16 2013

Julio Toledo Piza

CEO & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December [17], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: December [17], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer